UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Bell Industries, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

078 107 109
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSON Newcastle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,424,776 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,424,776 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,424,776 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.6%
14	TYPE OF REPORTING PERSON PN

(1)
Consists of (a) 25,859,676 shares into which a convertible subordinated note due January 31, 2017 held by BI Holdings, L.P. (of which Newcastle Capital Management, L.P. is the general partner) is convertible within 60 days from the date hereof, plus (b) 565,100 shares owned directly by Newcastle Partners, L.P.

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSON Newcastle Capital Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,424,776 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,424,776 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,424,776 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.6%
14	TYPE OF REPORTING PERSON OO

(1)
Consists of (a) 25,859,676 shares into which a convertible subordinated note due January 31, 2017 held by BI Holdings, L.P. (of which Newcastle Capital Management, L.P. is the general partner) is convertible within 60 days from the date hereof, and (b) 565,100 shares owned directly by Newcastle Partners, L.P. (of which Newcastle Capital Management, L.P. is the general partner).

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSON Newcastle Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,424,776 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,424,776 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,424,776 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.6%
14	TYPE OF REPORTING PERSON PN

(1)
Consists of (a) 25,859,676 shares into which a convertible subordinated note due January 31, 2017 held by BI Holdings, L.P. (of which Newcastle Capital Management, L.P. is the general partner) is convertible within 60 days from the date hereof, and (b) 565,100 shares owned directly by Newcastle Partners, L.P. (of which Newcastle Capital Management, L.P. is the general partner).

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSON BI Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,859,676 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,859,676 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,859,676 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.9%
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 25,859,676 shares into which a convertible subordinated note due January 31, 2017 held by BI Holdings, L.P. is convertible within 60 days from the date hereof.

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSON Mark E. Schwarz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,459,776 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,459,776 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,459,776 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.6%
14	TYPE OF REPORTING PERSON IN

(1)
Consists of (a) 25,859,676 shares into which a convertible subordinated note due January 31, 2017 held by BI Holdings, L.P. (of which Newcastle Capital Management, L.P. is the general partner) is convertible within 60 days from the date hereof, (b) 565,100 shares owned directly by Newcastle Partners, L.P. (of which Newcastle Capital Management, L.P. is the general partner), (c) 10,000 shares owned directly by Mr. Schwarz and (d) 25,000 shares underlying options held by Mr. Schwarz that are exercisable within 60 days from the date hereof.

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSON Clinton J. Coleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 078 107 109

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by the undersigned on June 26, 2003 with respect to shares of common stock of Bell Industries, Inc., a California corporation (the “Issuer” or the “Company”).  This Amendment No. 6 amends the Schedule 13D as specifically set forth.  The primary purpose of this Amendment No. 6 is to disclose the contribution by Newcastle Partners, L.P. of the Convertible Note (as defined herein) to its affiliate BI Holdings, L.P. and to include BI Holdings, L.P. as a Reporting Person.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety to read as follows:

Items 2(a), 2(b) and 2(c). This Statement is jointly filed by Newcastle Partners, L.P., a Texas limited partnership (“NP”), Newcastle Capital Group, L.L.C., a Texas limited liability company (“NCG”), Newcastle Capital Management, L.P., a Texas limited partnership (“NCM”), BI Holdings, L.P., a Delaware limited partnership (“BILP”), Mark E. Schwarz and Clinton J. Coleman (together with Mr. Schwarz, NP, NCG, NCM and BILP, collectively referred to as the “Reporting Persons”).  Each of NCM, as the general partner of NP and BILP, NCG, as the general partner of NCM, and Mark E. Schwarz, as the managing member of NCG, may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock beneficially owned by NP and BILP.  The Reporting Persons are filing this joint Statement, as they may be considered a “group” under Section 13(d)(3) of the Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

As stated above, Mark E. Schwarz is the managing member of NCG.  Clinton J. Coleman is a Vice President of NCM.  The principal business of NCG is acting as the general partner of NCM.  The principal business of NCM is acting as the general partner of NP. The principal business of NP and BILP is investing in securities.  The principal business address for each of the Reporting Persons is 200 Crescent Court, Suite 1400, Dallas, Texas 75201.

Item 2(d).  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e).  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f).  Mark E. Schwarz and Clinton J. Coleman are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety to read as follows:

CUSIP NO. 078 107 109

As of October 31, 2008, NP had invested $1,111,465 (inclusive of brokerage commissions) in shares of Common Stock.  NP also previously invested an additional $11,361,899 (representing $10,000,000 initial principal amount and an additional $1,361,899 in paid in kind interest as of October 31, 2008) in the Convertible Note (as defined and described in Item 6 hereof).  The source of the foregoing funds was the working capital of NP.  NP contributed the Convertible Note to BILP on October 31, 2008 in exchange for 100% of the limited partnership interests in BILP (the “Contribution”).

As of October 31, 2008, BILP may be deemed to have invested $11,361,899 in securities of the Company by virtue of the Contribution.

As of October 31, 2008, Mark E. Schwarz had invested $20,000 in shares of Common Stock (comprising 10,000 shares acquired pursuant to the exercise by Mr. Schwarz of stock options) and directly owned options exercisable within 60 days from the date hereof into 25,000 shares of Common Stock, which options were granted to him as consideration for his service as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended in its entirety as follows:

The Reporting Persons purchased their respective interests in securities of the Company based on the belief that such securities, at the time of their investment in the Company, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities, the availability of securities of the Company at desirable prices and other considerations, the Reporting Persons may endeavor to increase their position in the Company through, among other things, the purchase of securities of the Company in open market or private transactions, on such terms and at such times as the Reporting Persons deem advisable.  The Reporting Persons may also determine to distribute shares of Common Stock (including indirectly through a distribution of limited partnership interests in BILP, which holds the Convertible Note) to individuals or entities holding, directly or indirectly, partnership interests in NP.

Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Company, including with respect to the existing operations and future plans of the Company, communicating with other shareholders, making proposals to the Company concerning the capitalization and operations of the Company, purchasing additional securities of the Company, selling some or all of their securities of the Company, engaging in short selling of or hedging or similar transactions with respect to their securities of the Company or changing their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP NO. 078 107 109

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) are hereby amended and restated in their entirety to read as follows:

Item 5(a).    As of October 31, 2008, NP beneficially owned 26,424,776 shares of Common Stock (consisting of (i) 565,100 shares of Common Stock held directly by NP and (ii) an additional 25,859,676 shares of Common Stock issuable to BILP upon conversion of the Convertible Note within 60 days from the date hereof, by virtue of NP’s 100% ownership interest in BILP), representing approximately 76.6% of the outstanding shares of Common Stock.  The foregoing percentage ownership was calculated by dividing (i) the 26,424,776 shares of Common Stock beneficially owned by NP by (ii) the sum of (A) 8,650,224 shares of Common Stock outstanding as of August 13, 2008 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 and (B) 25,859,676 shares of Common Stock issuable to BILP upon conversion of the Convertible Note within 60 days from the date hereof.

As of October 31, 2008, BILP beneficially owned 25,859,676 shares of Common Stock issuable to BILP upon conversion of the Convertible Note within 60 days from the date hereof, representing approximately 74.9% of the outstanding shares of Common Stock.  The foregoing percentage ownership was calculated by dividing (i) the 25,859,676 shares of Common Stock beneficially owned by BILP by (ii) the sum of (A) 8,650,224 shares of Common Stock outstanding as of August 13, 2008 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 and (B) 25,859,676 shares of Common Stock issuable to BILP upon conversion of the Convertible Note within 60 days from the date hereof.

BILP may not convert the indebtedness underlying the Convertible Note into a number of shares of Common Stock which, when added together with any other outstanding shares of Common Stock and any shares of Common Stock into which derivative securities of the Issuer are then convertible or exercisable, exceed the maximum number of authorized shares of Common Stock under the Issuer’s existing Articles of Incorporation.  Pursuant to the terms of the Convertible Note, the Issuer is required to seek the approval of its shareholders to increase its authorized shares to permit full conversion of the current $11,361,899 principal balance of the Convertible Note.  Upon obtaining such approval from the Issuer’s shareholders, the Convertible Note is expected to be convertible into at least an additional 30,949,819 shares of Common Stock (the difference between the 56,809,495 shares issuable in respect of the $11,361,899 currently outstanding under the Convertible Note at the Conversion Price (as defined in Item 6 hereof) and 25,859,676 shares (which 25,859,676 shares represents the difference between (x) the Issuer’s current 35,000,000 authorized shares of Common Stock and (y) the Issuer’s current outstanding shares of Common Stock plus shares underlying vested options as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. At such time as when the Convertible Note becomes fully convertible and assuming there has been no change in the number of shares of Common Stock outstanding, BILP shall be deemed to beneficially own an aggregate of at least 56,809,495 shares of Common Stock or approximately 86.8% of the Issuer’s outstanding shares of Common Stock.

In addition, since the Convertible Note provides for interest to be paid in kind at the rate of 4% per annum (subject to upward adjustment in certain circumstances) as principal as of each interest quarterly payment date, the number of shares of Common Stock into which the Convertible Note is convertible will increase and accordingly the shares beneficially owned by BILP in respect of the Convertible Note will increase over time to the extent the shareholders have voted in favor of an increase in the number of authorized shares of Common Stock and the Issuer has amended its Articles of Incorporation.

CUSIP NO. 078 107 109

As of October 31, 2008, each of NCM (as the general partner of NP and BILP), NCG (as the general partner of NCM), and Mark E. Schwarz (as managing member of NCG), may be deemed to beneficially own the shares of Common Stock beneficially owned by NP and BILP.

In addition, as of October 31, 2008, Mr. Schwarz directly owns (i) 10,000 shares of Common Stock and (ii) options to purchase 25,000 shares of Common Stock that are exercisable within 60 days from the date hereof, which, together with the shares of Common Stock beneficially owned by BILP and the additional 565,100 shares of Common Stock held directly by NP, represent approximately 76.6% of the Issuer’s outstanding shares of Common Stock.

Currently, Clinton J. Coleman does not beneficially own any shares of Common Stock.

Item 5(b).     By virtue of his position with NCM and NCG, Mr. Schwarz has the sole power to vote and dispose of the shares of Common Stock owned by each of NP and BILP  reported in this Statement.

The filing of this Statement shall not be construed as an admission that any of NCM, NCG, Mr. Schwarz or Mr. Coleman is for the purposes of Section 13(d) or 13(g) of the Act the beneficial owner of any of the shares of Common Stock beneficially owned by BILP or NP.  Pursuant to Rule 13d-4 under the Act, NCM, NCG, Mr. Schwarz and Mr. Coleman each disclaims all such beneficial ownership.

Item 5(c).    On October 31, 2008, NP contributed the Convertible Note to BILP in exchange for 100% of the limited partnership interests in BILP.  There were no other transactions in securities of the Company by the Reporting Persons during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 31, 2008, NP contributed the Convertible Note (together with an assignment of rights under the Security Agreement, certain related security agreements and the Registration Rights Agreement) to BILP in exchange for 100% of the limited partnership interests in BILP.   Under the BILP partnership agreement (the “BILP Agreement”), NCM (or any substitute general partner) is required to distribute to BILP partners the cash proceeds of any sale or repayment of the Convertible Note or of the shares of Common Stock into which the Convertible Note may be converted.  The BILP Agreement terminates in 2014 subject to extension in the discretion of the general partner for up to three additional years, or earlier upon dissolution of the partnership.  NCM is entitled to a performance fee of 20% of any increase in the value of the Convertible Note as of the date of any distribution of limited partnership interests to individuals or entities other than NP and its affiliates, payable upon distribution of proceeds to BILP limited partners.  The BILP Agreement contains customary indemnification provisions in favor of the general partner and its affiliates and employees.  The foregoing summary description of the BILP Agreement is qualified in its entirety by the actual terms of such agreement.  A form of the BILP Agreement is attached as an exhibit hereto and is incorporated herein by reference.

CUSIP NO. 078 107 109

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 99.10    Joinder to Joint Filing Agreement dated October 31, 2008 entered into by BI Holdings, L.P.

Exhibit 99.11   Limited Partnership Agreement of BI Holdings, L.P. dated October 31, 2008 between Newcastle Partners, L.P. and Newcastle Capital Management, L.P.

CUSIP NO. 078 107 109

SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2008	NEWCASTLE PARTNERS, L.P.

	By:	Newcastle Capital Management, L.P., its general partner

	By:	Newcastle Capital Group, L.L.C., its general partner

	By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL MANAGEMENT, L.P.

By:	Newcastle Capital Group, L.L.C., its general partner

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL GROUP, L.L.C.

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

BI HOLDINGS, L.P.

By:	Newcastle Capital Management, L.P., its general partner

By:	Newcastle Capital Group, L.L.C., its general partner

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

/s/ Mark E. Schwarz
Mark E. Schwarz

/s/ Clinton J. Coleman
Clinton J. Coleman